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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
AUG 24 2018
Washington DC
408

SEC FILE NUMBER
8-30576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JULY 1, 2017** (MM/DD/YY) AND ENDING **JUNE 30, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **NELSON SECURITIES, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9718 N. MORTON CT
(No. and Street)

SPOKANE (City) **WA** (State) **99218** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICK K. DONAHUE **509-838-1313** (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EIDE BAILLY, LLP
(Name – *if individual, state last, first, middle name*)

999 W. RIVERSIDE, SUITE 200 (Address) **SPOKANE** (City) **WA** (State) **99201** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **ROBERT O. NELSON, JR**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **NELSON SECURITIES, INC.**, as of **JUNE 30**, 20 **18**, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI JO VOSE
NOTARY PUBLIC
COMMISSION EXPIRES 10-07-20
STATE OF WASHINGTON

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Nelson Securities, Inc.
Spokane, Washington

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nelson Securities, Inc. as of June 30, 2018, and the related statements of income, changes in stockholder's equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Nelson Securities, Inc. as of June 30, 2018, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Nelson Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Nelson Securities, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Other Matter

The supplemental information included in Schedules 1, 2, 3 and 4 required by rule 17a-5 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Nelson Securities, Inc.'s financial statements. The supplemental information is the responsibility of Nelson Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information included in Schedules 1, 2, 3 and 4 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Eide Bailly LLP

We have served as Nelson Securities, Inc.'s auditor since 2014.

Spokane, Washington
August 17, 2018

NELSON SECURITIES, INC.

TABLE OF CONTENTS

		Page
Independent Auditor's Report		1 – 2
Financial Statements:		
	Statement of Financial Condition	3
	Statement of Income	4
	Statement of Changes in Stockholder's Equity	5
	Statement of Cash Flows	6
	Notes to Financial Statements	7-10
Supplemental Schedules:		
Schedule 1 -	Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule 2 -	Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission	12
Schedule 3 -	Reconciliation with Company's Computation of Net Capital Included in Part II of Form X-17A-5	13
Schedule 4 -	Information Relating to Possession of Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission	14

NELSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2018

ASSETS		2018
Cash	$	282,873
Deposits with clearing house		50,000
Investment advisory fees and commissions receivable		100,543
Employee receivable		10,436
Prepaid expenses & other assets		16,230
Furniture and equipment, net		15,287
	$	475,369
LIABILITIES AND STOCKHOLDER'S EQUITY		
Payable to vendors	$	17,828
Payroll and business taxes payable		61,463
Accrued salaries and commissions		129,647
	$	208,938
Stockholder's equity:		
Common stock, $1 par value:		
Authorized, 200,000 shares:		
Issued and outstanding, 50,000 shares	$	50,000
Additional paid-in capital		288,279
Retained deficit		(71,848)
	$	266,431
	$	475,369

The accompanying notes are an integral part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF INCOME
for the year ended June 30, 2018

		2018
Revenues:		
Investment advisory fees and commissions	$	2,354,217
Trading commissions		110,748
Investment income		624
Interest and dividend income		3,095
	$	2,468,684
Expenses:		
Salaries and commissions	$	1,641,750
License and regulatory fees		58,523
Payroll taxes		104,718
Retirement plan contribution		64,860
Telephone and utilities		56,381
Occupancy and leases expense		92,355
Auto		8,400
Office expense and postage		62,608
Travel and entertainment		28,569
Consulting expense		40,021
Newsletter expense		15,000
Business and property taxes		12,586
Depreciation		6,540
Professional services		35,448
Insurance		156,175
Quotation service		6,557
Marketing expense		2,793
Miscellaneous		34,254
	$	2,427,538
Income before income taxes	$	41,146
Income tax expense	$	-
Net income	$	41,146

The accompanying notes are an integral part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
for the year ended June 30, 2018

	Shares	Common Stock	Additional Paid-in Capital	Retained Deficit	Total
Balances, July 1, 2017	50,000	$ 50,000	$ 288,279	$ (112,994)	$ 225,285
Dividends paid					
Net income for the year ended June 30, 2018				$ 41,146	$ 41,146
Balances, June 30, 2018	**50,000**	**$ 50,000**	**$ 288,279**	**$ (71,848)**	**$ 266,431**

The accompanying notes are an integral part of the financial statements

NELSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
for the year ended June 30, 2018

		2018
Cash flows from operating activities:		
Net income	$	41,146
Adjustment to reconcile net income to net cash from operating activities:		
Depreciation		6,540
Changes in assets and liabilities:		
Net receivable from clearing broker		6,864
Fees and commissions receivable		4,097
Employee receivables		4,951
Prepaid expenses & other assets		5,407
Payable to vendors		(1,007)
Payroll and business taxes payable		44,323
Accrued salaries and commissions		48,395
Total adjustments and changes	$	119,570
Net cash from operating activities	$	160,716
Cash flows used by investing activities:		
Purchase of property and equipment		(7,252)
Net increase in cash	$	153,464
Cash at beginning of year	$	129,409
Cash at end of year	$	282,873

The accompanying notes are an integral part of the financial statements

EideBailly
CPAs & BUSINESS ADVISORS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Nelson Securities, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nelson Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3 under which Nelson Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Nelson Securities, Inc. stated that Nelson Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Nelson Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nelson Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Eide Bailly LLP

Spokane, Washington
August 17, 2018

NELSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

---

1. The Company and Significant Accounting Policies:

Business Activity - Nelson Securities, Inc. was incorporated under the laws of the State of Washington on October 3, 1983 to operate as a broker/dealer in investment securities. The Company has offices located in Spokane, Washington; San Diego, California; and Gainesville, Florida.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Use of Estimates in the Preparation of Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

Trade Settlement - Customers' securities transactions are recorded on a settlement date basis with the related commission revenues and expenses recorded on a trade basis. Securities transactions of the Company are recorded on a trade date basis.

Concentration of Credit Risk - The Company places its cash with high quality financial institutions. At times, the amount may be in excess of the FDIC insurance limits, however, the Company does not consider this to be significant credit risk.

Accounts Receivables - The Company's accounts receivable consist primarily of commissions due from various insurance companies and other broker/dealers, and the clearing firm under contractual agreements. Historically, the Company has not experienced losses related to these receivables and does not consider these amounts to be a significant credit risk.

Employee Receivables – The Company's employee receivables consist if amounts owed to the Company by employees for payments made on behalf of the brokers for certain licenses. Repayment is made through payroll deductions.

1. The Company and Significant Accounting Policies, *continued*:

Revenue Recognition Policies:
Investment Advisory Fees and Commissions – Commission revenue consists of revenue generated through providing commission-based brokerage services to customers, and also commission-based annuity services and is recognized upon completion of trades. Investment advisory fees are earned in the months for the services provided.

Property and Equipment - Furniture and equipment are stated at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which will range from three to ten years. Maintenance and repairs are charged to expense when incurred. Additions and major improvements are capitalized.

Advertising - The Company's policy is to expense advertising costs when incurred. Advertising costs were $2,793 for the year ended June 30, 2018.

2. Furniture and Equipment:

Furniture and equipment at June 30, 2018 consisted of the following:

		2018
Furniture and fixtures	$	89,646
Computer equipment	$	38,357
	$	128,003
Less accumulated depreciation	$	112,716
	$	15,287

Depreciation expense for the year ended June 30, 2018 was $6,540.

3. Net Capital Requirements:

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, The Company was required to maintain minimum net capital of $13,929 at June 30, 2018, and a net capital ratio of no more than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio will fluctuate on a daily basis. The Company has net capital of $124,197 at June 30, 2018. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.68 to 1 at June 30, 2018.

4. Retirement Plan:

The Company has adopted a 401(k) plan covering all eligible employees. The plan allows employees to defer up to 75% of their salaries with a discretionary match made by the Company. Total expense related to the plan for the year end June 30, 2018 was $64,860.

5. Income Taxes:

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxed currently due plus deferred taxes related primarily to differences between financial and income tax reporting. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of June 30, 2018, no provision for current or deferred federal taxes has been accrued. Due to the uncertain nature of future income, the Company has elected to provide a valuation allowance equal to the unused carryforward, thereby eliminated any deferred tax assets.

Deferred tax asset-net operating loss carry forward	$0
Less valuation allowance	$0
	$0

The change in the valuation allowance or deferred tax assets related to the net operating loss carry forward is as follows:

Beginning of year valuation allowance	$16,800
Increase in deferred tax asset valuation allowance	($16,800)
End of year valuation allowance	$0

The Reconciliation of taxes at statutory rates is as follows:

Federal tax rate	21%
State tax rate	6%
Total tax rate	27%
Less impact of net operating loss Utilized	(27%)
Net income tax rate	0%

At June 30, 2018, the Company has an unused operating loss carryforward of approximately $0.

The Company is no longer subject to examinations by the Internal Revenue Service or state tax commissions for fiscal year ending prior to June 30, 2015.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2018, the unrecognized tax benefit accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

6. Lease Commitments:

The Company leases its Spokane and San Diego office space for $6,406 monthly under operating lease agreements. The Spokane lease expires August 2019 and the San Diego lease expires July 2019. The Company also leases its Gainesville office space for $836 per month on a month to month basis. Lease expense including utilities for all locations was $92,355 for year ended June 30, 2018.

Years ending June 30:		
2019	$	78,402
2020	$	10,617
	$	**89,019**

7. Stockholders Equity:

The Company has two classes of common stock shares authorized. 100,000 shares are voting common stock and 100,000 shares are non-voting common stock. No other rights or restrictions are noted on common stock shares.

8. Subsequent Events:

The Company evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through August 17, 2018, the day the financial statements were available to be issued.

NELSON SECURITIES, INC.

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2018

Net capital				
Stockholder's equity:				
Common stock	$	50,000		
Additional paid-in capital	$	288,279		
Retained deficit	$	(71,848)		
			$	**266,431**
Deductions:				
Non-allowable assets:				
Other receivables	$	100,281		
Employee receivables	$	10,436		
Prepaid expenses	$	16,230		
Furniture and equipment at cost, net of accumulated depreciation	$	15,287		
			$	**142,234**
Net capital on securities positions			**$**	**124,197**
Net capital			**$**	**124,197**
Required net capital			**$**	**13,929**
Excess net capital			**$**	**110,268**
Aggregate indebtedness:				
Payable to vendors	$	17,828		
Payroll and business taxes payroll	$	61,463		
Accrued salaries and commissions	$	129,647		
Deferred advisory service revenue	$	-		
Total aggregate indebtedness			**$**	**208,938**
Ratio of aggregate indebtedness to net capital				**1.68 to 1**

NELSON SECURITIES, INC.

SCHEDULE 2
COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
AND EXCHANGE COMMISSION
June 30, 2018

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is not required to carry a "Special Reserve Bank Account for the Exclusive Benefits of Customers", as stated under Exemption Rule 15c3-3.

NELSON SECURITIES, INC.

SCHEDULE 3
RECONCILATION WITH COMPANY'S COMPUTATION OF NET CAPITAL
INCLUDED IN PART II OF FORM X-17A-5
June 30, 2018

Net capital:		
Net capital as reported on FOCUS REPORT	$	124,197
Net capital as computed on page 11	**$**	**124,197**
Aggregate indebtedness:		
Aggregate indebtedness as reported on FOCUS REPORT	$	208,938
Aggregate indebtedness as computed on page 11	**$**	**208,938**

NELSON SECURITIES, INC.

SCHEDULE 4
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
June 30, 2018

Nelson Securities, Inc. acts strictly as an introducing broker-dealer, clearing all transactions with and for customers on a fully disclosed basis with the clearing broker, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, Nelson Securities, Inc. is exempt under Rule 15c3-3(k)(2)(ii).

Nelson Securities, Inc. Exemption Report
July 1, 2017 – June 30, 2018

Nelson Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

Nelson Securities, Inc.

I, Robert O. Nelson, Jr., affirm that, to the best of my knowledge and belief, this Exemption Report is true & correct.

President
Nelson Securities, Inc.

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
Nelson Securities, Inc.
Spokane, Washington

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Nelson Securities, Inc. (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2018 noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Spokane, Washington
August 17, 2018

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2017 and ending 12/31/2017

Item No. — Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1194500

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. 158596

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Long Term Care, Life Ins, Annuity

(Deductions in excess of $100,000 require documentation) 155428

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______

Enter the greater of line (i) or (ii) ______

Total deductions 314024

I. SIPC Net Operating Revenues $ 880476

. General Assessment @ .0015 $ 1320

(to page 1, line 2.A.)

SIPC-6
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Payment Form

For the first half of the fiscal year ending 6/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-6
(35-REV 6/17

TO BE FILED BY ALL MEMBERS OF THE SECURITIES INVESTOR PROTECTION CORPORATION

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

30576 FINRA JUN
NELSON SECURITIES INC
9718 N MORTON CT
SPOKANE WA 99218-3816

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PATRICK K Donahue 1509 838 1313

2. A.	General assessment payment for the first half of the fiscal year (item 2e from page 2)	$ 1320
	1. Less prior year overpayment applied as reflected on SIPC-7 if applicable	(—)
	2. Assessment balance due	1320
B.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0
C.	Total assessment and interest due	$ 1320

D. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as C above) $ 1320

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Dated the 23 day of JAN, 2018.

Nelson Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO / Pres
(Title)

This form and the assessment payment is due 30 days after the end of the first six months of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 6/30/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

30576 FINRA JUN
NELSON SECURITIES INC
9718 N MORTON CT
SPOKANE, WA 99218-3816

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

PATrick K Donahue 509 838 1313 140

2. A. General Assessment (item 2e from page 2) $ 2671

B. Less payment made with SIPC-6 filed (exclude interest) (1320)

1-23-18
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1351

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 1351

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐
Total (must be same as F above) $ 1351

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Nelson Securities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26 day of July, 20 18.

CFO/Tres
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2017 and ending 6/30/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2468 684
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	310 259
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Long Term Care / Life Ins, Annuity (Deductions in excess of $100,000 require documentation)	377 695
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________	
Enter the greater of line (i) or (ii)	
Total deductions	687 954
2d. SIPC Net Operating Revenues	$ 1780 730
2e. General Assessment @ .0015	$ 2671
	(to page 1, line 2.A.)